Shanda Games Announces Receipt of Non-Binding Proposal to Acquire the Company

Shanghai, January 27, 2014 —Shanda Games Limited (NASDAQ: GAME, "Shanda Games" or the “Company”), a leading online game developer, operator and publisher in China, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated January 27th, 2014 (the “Proposal”) from Shanda Interactive Entertainment Limited, the controlling shareholder of the Company, and an affiliate of Primavera Capital Limited (together, the “Consortium”). According to the Proposal, the Consortium proposed to acquire the Company in a “going private” transaction for US$3.45 per class A or class B ordinary share, or US$6.90 per American depositary shares (each representing two class A ordinary shares) (each an “ADS”). Based on the offer price, the Proposal values the Company at approximately US$1.9 billion in fully enlarged equity value. According to the Proposal, the offer price represents a premium of 21.3% to the Company’s volume-weighted average price of its ADSs on January 24, 2014 and a premium of 44.4% to the volume-weighted average price of its ADSs during the last 30 trading days.

As of January 27, 2014, the Consortium members beneficially owned, in the aggregate, approximately 76.2% of the Company’s outstanding shares.

According to the Proposal, the proposed transaction is intended to be financed with a combination of equity capital funded by the Consortium members and third-party debt. The Consortium’s proposal letter states that its proposal constitutes only a preliminary indication of its interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Board is reviewing and evaluating the Corsortium’s Proposal, and the Company expects that the Board will form a special committee consisting of independent directors to evaluate and, if appropriate, negotiate the Proposal and to consider other strategic options available to the Company.

The Company cautions its shareholders and others considering trading its securities that the Board has just received the proposal letter and has not made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

According to the proposal letter, Wilson Sonsini Goodrich & Rosati, P.C. is acting as U.S. counsel to Shanda Interactive Entertainment Limited and the Consortium as a whole, and Latham & Watkins is serving as U.S. counsel to Primavera Capital Limited. Davis Polk & Wardwell LLP is the Company’s U.S. counsel.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this press release that are not historical facts, including, but not limited to, statements regarding the future benefits brought by the new game launches and popularity of existing games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve inherent risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include, but are not limited to, the possibility that the Company would not realize the expected benefits from the new game launches and popularity of existing games and risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:

Ellen Chiu, Investor Relations Director

Maggie Zhou, Investor Relations Associate Director

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com

Christensen:

Christian Arnell

Phone: +86-10-5826-4939 (China)

Email: carnell@ChristensenIR.com

Linda Bergkamp

Phone: +1-480-614-3004 (U.S.A.)

Email: lbergkamp@ChristensenIR.com